EXHIBIT 12.1 Calculation of ratio of earnings to fixed charges

Calculation of ratio of earnings to fixed charges

	(in USD millions, except ratio)	For the three months ended 31 March 2016	For the twelve months ended 31 March 2016
Fixed Charges
	Interest expense*	255	988
+	Interest within rental expense	361	1 444
+	Capitalized interest	89	386
Total fixed charges (A)		705	2 819

Earnings
	Income before tax and minority interest	1 685	4 870
-	Equity in net inc non-consol investees	(20)	48
+	Distributed income of equity investees	(1)	(2)
=	Income before taxes, minority interests and equity investees	1 664	4 915
+	Fixed charges (A)	705	2 819
+	Ordinary depr capital interest	43	176
-	Capitalized interest	(89)	(386)
Total earnings		2 322	7 523

Ratio		3.3	2.7

	*From and including first quarter 2016, interest expense excludes change in fair value of derivatives